UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

RTI International Metals, Inc.

(Exact name of registrant as specified in its charter)

Ohio	001-14437	52-2115953
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Westpointe Corporate Centre One, 5th Floor 1550 Coraopolis Heights Road Pittsburgh, Pennsylvania	15108-2973
(Address of principal executive offices)	(Zip Code)

Chad Whalen, Esq.

General Counsel & Senior Vice President

(412) 893-0102

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and to provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 230.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of RTI International Metals, Inc. (“RTI,” the “Company”, “we,” or “our”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2014 to December 31, 2014 (the “Reporting Period”).

Rule 13p-1 (the “Rule”) requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (the “3TGs”). The “Covered Countries” for purposes of Rule 13p-1 are the Democratic Republic of Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

The Company is a leading producer and global supplier of titanium mill products, and a manufacturer of fabricated titanium and specialty metal components for the international aerospace, defense, energy, medical device, and other consumer and industrial markets.

Our conflict minerals policy, which is publicly available on our website, www.rtiintl.com, is that RTI is committed to working with our global supply chain to ensure compliance with the rules promulgated by the Securities Exchange Commission (“SEC”) implementing the “conflict minerals” disclosure requirements of Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

We have determined that several of the (i) titanium mill products and (ii) fabricated titanium and specialty metal components that we manufacture contain 3TGs that are necessary to the functionality or production of such products (collectively, the “Products”).

Based upon our determination that the Rule applies to the Products, we undertook a good-faith reasonable country of origin inquiry (“RCOI”) designed to determine whether (i) any of the 3TGs included in such Products originated in the Covered Countries, and (ii) whether any of the 3TGs may be from recycled or scrap sources, as described further in our Conflict Minerals Report provided as Exhibit 1.01 to this Form SD.

We exercised due diligence on the source and chain of custody of the tin contained in the applicable titanium mill products that we manufactured during the Reporting Period. We have determined that the tin intentionally added to certain titanium grades was either (i) outside of the supply chain by January 31, 2013, or (ii) came from Minsur S.A, a smelter that sources from its own mine located in Peru and is certified by the Conflict-Free Smelter Program of the Conflict-Free Smelter Initiative. These due diligence efforts are described in the Conflicts Minerals Report provided as Exhibit 1.01 to this Form SD.

Therefore, we have no reason to believe that the tin included in our titanium mill products originated in the Covered Countries.

We also exercised due diligence on the source and chain of custody of the 3TGs contained in the fabricated titanium and specialty metal components we manufactured during the Reporting Period. However, we were unable to determine the facilities used to produce the 3TGs, the country of origin of the 3TGs, or the mine or location of origin of the 3TGs in such Products, with the exception of (i) gold-plated sub-assemblies manufactured at our RTI Remmele Medical subsidiary, which our gold-plating service suppliers have certified contain gold obtained from Metalor Technologies SA, a gold refiner in Switzerland, and its subsidiary in the United States, Metalor U.S.A. Refining Corporation, each of which are certified by the Conflict-Free Smelter Program and assert on their website that they do not source gold from the Covered Countries, and (ii) the titanium fabricated parts made with titanium manufactured by the Company. These due diligence efforts are described in the Conflicts Minerals Report that is provided as Exhibit 1.01 to this Form SD.

Item 1.02	Exhibit

As specified in Section 2, Item 2.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this Form SD. The Conflict Minerals Report is also available on our website, www.rtiintl.com, in the Corporate Governance section of the Investor Relations tab.

Section 2 – Exhibits

Item 2.01	Exhibits

The following exhibit is filed as part of this Report on Form SD.

Exhibit	Description

1.01	Conflict Minerals Report of RTI International Metals, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RTI INTERNATIONAL METALS, INC.

By:	/s/ Chad Whalen
Chad Whalen
General Counsel & Senior Vice President

Dated: May 29, 2015

Exhibit Index

Exhibit Number	Description

1.01	Conflict Minerals Report of RTI International Metals, Inc.